September 7, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Asia Timmons-Pierce

Re:	First Light Acquisition Group, Inc.

Form S-1 Registration Statement

File No. 333-259038

Dear Ms. Timmons-Pierce:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as sole book-running manager, hereby joins in the request of First Light Acquisition Group, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. New York time on September 9, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, approximately 200 copies of the Preliminary Prospectus dated September 3, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

GUGGENHEIM SECURITIES, LLC

By:	/s/ Jon Huerta
Name: Jon Huerta
Title: Senior Managing Director

[Signature Page to Acceleration Request Letter]